SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:              1 February 2008

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward Assistant Secretary

Date: 1 February 2008

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update- Routine announcements from

13 December 2007 to 31 January 2008

DATE	DETAILS

31.1.08 Voting Rights and Capital (end month update)
29.1.08 Cancellation of Deferred Shares
25.1.08 Directors Interests- Dividend Reinvestment
14.1.08 And 21 and 23 January - Voting Rights and Capital (Transfer of shares out of Treasury)
8.1.08 Directors Interests - Share Incentive Plan - monthly update
3.1.08 Voting Rights and Capital (Transfer of shares out of Treasury)
2.1.08 Voting Rights and Capital (end month update)
28.12.07 Directors Interests- Sharesave Scheme Grant of options
21.12.07 Voting Rights and Capital (Transfer of shares out of Treasury)
20.12.07 Major Interests- Legal and General total group position reaches 5.56%
14.12.07 And 18 December -Voting Rights and Capital (Transfer of shares out of Treasury)

Notes: NG has continued its share repurchase programme. Annexed are further announcements made on 13, 14, 17, 18, 19, 20, 21, 24, 28 and 31 December 2007 and 3, 4, 7, 8, 9, 10, 11, 14, 15, 16, 17, 18, 22, 23, 24, 25, 28, 29, 30 and 31 January 2008- in respect of repurchases on each preceding business day.

During the period three separate ‘same day’ National Grid plc Forms 6-k have been sent as follows:

18 December 2007-	UK Gas Distribution Regulatory Price Controls: Final Proposals

18 January 2008-	National Grid Property to be Retained

31 January 2008-	National Grid plc Interim Management Statement for the period
1 October 2007 to 30 January 2008.

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand

London

WC2N 5EH

United Kingdom

Update- Routine announcements from

13 December 2007 to 31 January 2008.

31 January 2008

National Grid plc

Voting rights and capital – update

National Grid plc’s registered ordinary share capital as at close of 31 January 2008 consisted of 2,581,913,516 shares, of which 46,151,734 have been purchased in the market and registered as treasury shares, leaving a balance of 2,535,761,782 shares with voting rights.

The figure of 2,535,761,782 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interests in, or a change to their interest in, National Grid plc under the Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

29th January 2008

--------------------------------------------------

National Grid plc (‘National Grid’)

Cancellation of the NG. Deferred Shares:

In connection with its return of cash detailed in the Circular to Shareholders dated 6 June 2005, National Grid has today cancelled all outstanding Deferred Shares arising from fractional entitlements created following the conversion of its remaining B shares to ordinary shares in September 2007.

National Grid plc (‘NG’)

25 January 2008

Notification of Directors’ Interests- Dividend Reinvestment:

NG late yesterday received notification from the Trustee that, following the operation of dividend reinvestment (the shares were purchased at 756.76p per share on 23 January 2008):

In the Lattice Group All Employee Share Ownership Plan, Steve Lucas became interested in an additional 14 ordinary shares;

In the National Grid Share Incentive Plan, Mark Fairbairn became interested in an additional 19 ordinary shares. And in the National Grid Share Matching Plan, Mark Fairbairn became interested in an additional 20 ordinary shares.

NG also received notification today from the Registrars that, following the operation of the National Grid plc Dividend Reinvestment Plan, Sir John Parker and Mark Fairbairn became interested in an additional 65 and 375 shares respectively. The shares were purchased during 23 January 2008 at 786.64p per share.

The Directors total interests after these changes are:

Director	Total interest after event
Mark Fairbairn	358,128
Steve Lucas	663,781
Sir John Parker	64,165

-------------------------------------------------------

Contact: D C Forward, Assistant Secretary

0207 004 3226

23 January 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified today that 14,382 shares held in Treasury were transferred late yesterday to share scheme participants. Following this change, National Grid plc’s registered capital consists of 2,581,913,516 ordinary shares, of which 41,869,592 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,540,043,924 shares with voting rights.

The figure of 2,540,043,924 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

21 January 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified that 10,231 shares held in Treasury were transferred today to share scheme participants. Following these changes, National Grid plc’s registered capital consists of 2,581,913,516 ordinary shares, of which 40,351,748 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,541,561,768 shares with voting rights.

The figure of 2,541,561,768 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

14 January 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified that 19,222 shares held in Treasury were transferred today to share scheme participants. Following these changes, National Grid plc’s registered capital consists of 2,581,913,516 ordinary shares, of which 34,319,773 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,547,593,743 shares with voting rights.

The figure of 2,547,593,743 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

National Grid plc (“NG”)

8th January 2008

Notification of Directors’ Interests

-------------------------------------------------------------------------------------------------------

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 26,416 NG ordinary shares under the scheme was confirmed by the Trustee yesterday, the shares having been purchased in the market on Monday 7th January, at a price of 851.5 pence per share, on behalf of some 2,500 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	15 Ordinary Shares
Steven Holliday	14 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	357,714 Ordinary Shares
Steven Holliday	796,894 Ordinary Shares

-------------------------------------------------------------------------------------------------------

Contact: D C Forward, Assistant Secretary- (0207 004 3226)

3 January 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified late yesterday (2 January) that 6,203 shares held in Treasury were transferred to share scheme participants. A further 14,458 shares have today been transferred from Treasury to share scheme participants. Following these changes, National Grid plc’s registered capital consists of 2,581,913,516 ordinary shares, of which 32,347,308 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,549,566,208 shares with voting rights.

The figure of 2,549,566,208 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

2 January 2008

National Grid plc

Voting rights and capital – update

National Grid plc’s registered ordinary share capital as at close of 31 December 2007 consisted of 2,581,913,516 shares, of which 31,781,097 have been purchased in the market and registered as treasury shares, leaving a balance of 2,550,132,419 shares with voting rights.

The figure of 2,550,132,419 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interests in, or a change to their interest in, National Grid plc under the Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

28 December 2007

National Grid plc (NG)

------------------------------------------

Directors’ Interests

(Sharesave Scheme - Grant of options)

Yesterday, options were granted to eligible group employees under the Employee Sharesave Scheme, in the sixth invitation under the Scheme. The following executive directors were included:

National Grid Ordinary shares at option price of 655p per share

Sharesave Option Granted To:	Number of NG Shares	Exercise Period	Total interest Now
Steve Holliday	2,564	6 months from 1 April 2013	796,880
Mark Fairbairn	512	6 months from 1 April 2013	357,699

Contact: D C Forward, Assistant Secretary (0207 004 3226)

21st December 2007

National Grid plc (National Grid)

Voting Rights and Capital update

Transfer of Shares- to Sharescheme Trustee

National Grid has been notified that 100,000 shares held in Treasury were transferred today; to ExcellerateHRO Share Plan Services (Guernsey) Limited, the Trustee of the The National Grid Performance Share Plan (the “Plan”). This will allow the Trustee to satisfy future releases of shares to scheme participants from the Trust.

Following this change, National Grid plc’s registered capital consists of 2,581,913,516 ordinary shares, of which 29,006,898 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,552,906,618 shares with voting rights.

The figure of 2,552,906,618 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

National Grid plc (NG.)

20th December 2007

Notification of Major Interest in NG. Ordinary Shares

NG late yesterday received from Legal & General Group Plc (L&G) a further Notification; that L&G’s total group position (direct and indirect interests) was in 5.56% of NG voting ordinary shares (142,237,289 shares) at 12 December 2007 of which the group’s direct interest was in 5.09% (130,211,472 shares).

(Note: L&G previously notified its total group position interest was in 5.1% of NG voting ordinary shares (132,566,418 shares) at 1 October 2007.)

This notice is given in fulfilment of National Grid plc’s obligation under the DTR requirements.

18th December 2007

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified late yesterday that 17,421 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital consists of 2,581,913,516 ordinary shares, of which 26,341,743 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,555,571,773 shares with voting rights.

The figure of 2,555,571,773 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

14th December 2007

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified late yesterday that 20,768 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital consists of 2,581,913,516 ordinary shares, of which 24,687,825 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,557,225,691 shares with voting rights.

The figure of 2,557,225,691 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

National Grid plc - Transaction in Own Shares

13 December 2007

National Grid plc announces that on 12 December 2007 it purchased 757,011 of its ordinary shares at a price of 839.3295 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,554,309,797 and the number of ordinary shares in Treasury will be 27,603,719.

End

National Grid plc - Transaction in Own Shares

14 December 2007

National Grid plc announces that on 13 December 2007 it purchased 920,000 of its ordinary shares at a price of 828.2793 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,553,410,565 and the number of ordinary shares in Treasury will be 28,502,951.

End

National Grid plc - Transaction in Own Shares

17 December 2007

National Grid plc announces that on 14 December 2007 it purchased 358,144 of its ordinary shares at a price of 835.0817 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,553,052,421 and the number of ordinary shares in Treasury will be 28,861,095.

End

National Grid plc - Transaction in Own Shares

18 December 2007

National Grid plc announces that on 17 December 2007 it purchased 730,000 of its ordinary shares at a price of 839.7008 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,552,339,842 and the number of ordinary shares in Treasury will be 29,573,674.

End

National Grid plc - Transaction in Own Shares

19 December 2007

National Grid plc announces that on 18 December 2007 it purchased 780,000 of its ordinary shares at a price of 828.8524 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,551,559,842 and the number of ordinary shares in Treasury will be 30,353,674.

End

National Grid plc - Transaction in Own Shares

20 December 2007

National Grid plc announces that on 19 December 2007 it purchased 598,964 of its ordinary shares at a price of 824.1921 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,550,960,878 and the number of ordinary shares in Treasury will be 30,952,638.

End

National Grid plc - Transaction in Own Shares

21 December 2007

National Grid plc announces that on 20 December 2007 it purchased 358,495 of its ordinary shares at a price of 825.4345 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,550,602,383 and the number of ordinary shares in Treasury will be 31,311,133.

End

National Grid plc - Transaction in Own Shares

24 December 2007

National Grid plc announces that on 21 December 2007 it purchased 1,036,740 of its ordinary shares at a price of 837.1395 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,549,565,643 and the number of ordinary shares in Treasury will be 32,347,873.

End

National Grid plc - Transaction in Own Shares

28 December 2007

National Grid plc announces that on 27 December 2007 it purchased 120,096 of its ordinary shares at a price of 833.0893 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,549,545,547 and the number of ordinary shares in Treasury will be 32,367,969.

End

National Grid plc - Transaction in Own Shares

31 December 2007

National Grid plc announces that on 28 December 2007 it purchased 132,461 of its ordinary shares at a price of 839.7013 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,549,413,086 and the number of ordinary shares in Treasury will be 32,500,430.

End

National Grid plc - Transaction in Own Shares

3 January 2008

National Grid plc announces that on 2 January 2008 it purchased 417,880 of its ordinary shares at a price of 834.9148 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,549,001,409 and the number of ordinary shares in Treasury will be 32,912,107.

End

National Grid plc - Transaction in Own Shares

4 January 2008

National Grid plc announces that on 3 January 2008 it purchased 655,332 of its ordinary shares at a price of 835.3296 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,548,360,535 and the number of ordinary shares in Treasury will be 33,552,981.

End

National Grid plc - Transaction in Own Shares

7 January 2008

National Grid plc announces that on 4 January 2008 it purchased 512,984 of its ordinary shares at a price of 840.0856 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,547,847,551 and the number of ordinary shares in Treasury will be 34,065,965.

End

National Grid plc - Transaction in Own Shares

8 January 2008

National Grid plc announces that on 7 January 2008 it purchased 273,030 of its ordinary shares at a price of 848.3874 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,547,574,521 and the number of ordinary shares in Treasury will be 34,338,995.

End

National Grid plc - Transaction in Own Shares

9 January 2008

National Grid plc announces that on 8 January 2008 it purchased 950,928 of its ordinary shares at a price of 850.3903 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,546,623,593 and the number of ordinary shares in Treasury will be 35,289,923.

End

National Grid plc - Transaction in Own Shares

10 January 2008

National Grid plc announces that on 9 January 2008 it purchased 872,933 of its ordinary shares at a price of 850.0728 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,545,750,660 and the number of ordinary shares in Treasury will be 36,162,856.

End

National Grid plc - Transaction in Own Shares

11 January 2008

National Grid plc announces that on 10 January 2008 it purchased 451,304 of its ordinary shares at a price of 859.7662 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,545,299,356 and the number of ordinary shares in Treasury will be 36,614,160.

End

National Grid plc - Transaction in Own Shares

14 January 2008

National Grid plc announces that on 11 January 2008 it purchased 1,815,969 of its ordinary shares at a price of 840.5503 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,543,483,387 and the number of ordinary shares in Treasury will be 38,430,129.

End

National Grid plc - Transaction in Own Shares

15 January 2008

National Grid plc announces that on 14 January 2008 it purchased 697,993 of its ordinary shares at a price of 845.2620 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,542,804,616 and the number of ordinary shares in Treasury will be 39,108,900.

End

National Grid plc - Transaction in Own Shares

16 January 2008

National Grid plc announces that on 15 January 2008 it purchased 1,253,079 of its ordinary shares at a price of 835.8120 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,541,551,537 and the number of ordinary shares in Treasury will be 40,361,979.

End

National Grid plc - Transaction in Own Shares

17 January 2008

National Grid plc announces that on 16 January 2008 it purchased 1,532,226 of its ordinary shares at a price of 814.8803 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,540,019,311 and the number of ordinary shares in Treasury will be 41,894,205.

End

National Grid plc - Transaction in Own Shares

18 January 2008

National Grid plc announces that on 17 January 2008 it purchased 426,048 of its ordinary shares at a price of 812.2464 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,539,593,263 and the number of ordinary shares in Treasury will be 42,320,253.

End

National Grid plc - Transaction in Own Shares

22 January 2008

National Grid plc announces that on 21 January 2008 it purchased 618,267 of its ordinary shares at a price of 810.1339 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,538,985,227 and the number of ordinary shares in Treasury will be 42,928,289.

End

National Grid plc - Transaction in Own Shares

23 January 2008

National Grid plc announces that on 22 January 2008 it purchased 1,807,778 of its ordinary shares at a price of 780.6268 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,537,177,449 and the number of ordinary shares in Treasury will be 44,736,067.

End

National Grid plc - Transaction in Own Shares

24 January 2008

National Grid plc announces that on 23 January 2008 it purchased 975,452 of its ordinary shares at a price of 763.7311 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,536,216,379 and the number of ordinary shares in Treasury will be 45,697,137.

End

National Grid plc - Transaction in Own Shares

25 January 2008

National Grid plc announces that on 24 January 2008 it purchased 454,597 of its ordinary shares at a price of 764.1215 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,535,761,782 and the number of ordinary shares in Treasury will be 46,151,734.

End

National Grid plc - Transaction in Own Shares

28 January 2008

National Grid plc announces that on 25 January 2008 it purchased 452,143 of its ordinary shares at a price of 775.9210 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,535,309,639 and the number of ordinary shares in Treasury will be 46,603,877.

End

National Grid plc - Transaction in Own Shares

29 January 2008

National Grid plc announces that on 28 January 2008 it purchased 395,066 of its ordinary shares at a price of 772.1983 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,534,914,573 and the number of ordinary shares in Treasury will be 46,998,943.

End

National Grid plc - Transaction in Own Shares

30 January 2008

National Grid plc announces that on 29 January 2008 it purchased 323,108 of its ordinary shares at a price of 785.7295 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,534,591,465 and the number of ordinary shares in Treasury will be 47,322,051.

End

National Grid plc - Transaction in Own Shares

31 January 2008

National Grid plc announces that on 30 January 2008 it purchased 362,251 of its ordinary shares at a price of 787.2452 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,534,229,214 and the number of ordinary shares in Treasury will be 47,684,302.

End